As filed with the Securities and Exchange Commission on July 16, 2002
Registration No. 333-91746

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Networks Associates, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0316593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3965 Freedom Circle

Santa Clara, California 95054
(408) 988-3832
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

George Samenuk

Chairman and Chief Executive Officer
3965 Freedom Circle
Santa Clara, California 95054
(408) 988-3832
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq.
Kurt J. Berney, Esq.
Michael J. Kennedy, Esq.
Jack Helfand, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304

     Approximate date of commencement of proposed sale to the public: as promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Share	Offering Price(2)	Registration Fee(3)

Common Stock $0.01 par value per share	11,780,886 shares	Not Applicable	$148,439,160	$13,657

(1)	Represents the estimated maximum number of shares of Networks Associates, Inc. common stock issuable upon consummation of the offer and the merger of a subsidiary of Networks Associates, Inc. with McAfee.com Corporation after giving effect to the exchange ratio of 0.90 of a share of Network Associates common stock for each share of Class A common stock of McAfee.com.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, based on the product of (i) $11.34, the average of the high and low sales prices of McAfee.com Class A common stock as reported on the Nasdaq National Market on July 15, 2002, and (ii) 13,089,873, the expected maximum number of shares of McAfee.com Class A common stock to be acquired in the offer and the merger (including exercisable options).

(3)	0.0092% of the Proposed Maximum Aggregate Offering Price. This fee was previously paid on March 29, 2002 in connection with the filing of a registration statement on Form S-4 (file no. 333-85170) by Networks Associates, Inc. that was subsequently withdrawn on April 25, 2002.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained in this prospectus supplement may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer is not permitted.

Prospectus Supplement to

Prospectus dated July 2, 2002

Networks Associates, Inc.

Supplement to Its Offer to Exchange

0.90 of a Share of Common Stock of Networks Associates, Inc.

for

Each Outstanding Share of Class A Common Stock

of

McAfee.com Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, JULY 30, 2002, UNLESS EXTENDED.

      This prospectus supplement relates to the offer by Networks Associates, Inc., through its wholly-owned subsidiary, McAfee.com Holdings Corporation, to exchange shares of its common stock for each outstanding share of Class A common stock of McAfee.com Corporation that is validly tendered and not properly withdrawn on or prior to the expiration of the offer, upon the terms and subject to the conditions specified in the prospectus dated July 2, 2002 previously filed with the Securities and Exchange Commission, which we refer to as the “original prospectus.” Network Associates has increased the exchange ratio in the offer from 0.78 to 0.90 of a share of Network Associates common stock for each share of McAfee.com Class A common stock. The offer will remain open until 12:00 midnight, Eastern Time, on Tuesday, July 30, 2002, unless extended.

      Except for the increase in the exchange ratio, all other terms of the offer and the related merger remain the same. The offer is being made directly to McAfee.com stockholders and conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after consummation of the offer, Network Associates would own at least 90% of the outstanding shares of McAfee.com common stock. We have the right to waive or reduce the number of McAfee.com shares required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer. Our offer is also subject to other conditions described in the discussion set forth in the original prospectus under “Conditions of the Offer.”

      If the conditions to the offer are met and the offer is completed, Network Associates will effect a short-form merger of McAfee.com and McAfee.com Holding Corporation, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock that you would have received if you had tendered your shares in the offer (unless you perfect appraisal rights under Delaware law). If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will become a wholly-owned subsidiary of Network Associates, the former public stockholders of McAfee.com will own shares in Network Associates, and McAfee.com shares will no longer trade publicly.

      This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect the increase in the exchange ratio. This prospectus supplement should be read in conjunction with the original prospectus and related letter of transmittal.

      Stockholders who have already tendered their McAfee.com shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Network Associates shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not yet done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved Network Associates common stock to be issued in the offer and the merger or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 16, 2002.

QUESTIONS AND ANSWERS ABOUT THE OFFER
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
FINANCIAL FORECASTS
COMPARATIVE PER SHARE DATA
COMPARATIVE MARKET VALUE
COMPARATIVE PER SHARE PRICES AND DIVIDENDS
THE OFFER
Amended Terms of the Offer
Procedure for Tendering Shares
BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER
Background and Contacts
JP Morgan Opinion
Stockholder Litigation
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.9
EXHIBIT 99.15

i

QUESTIONS AND ANSWERS ABOUT THE OFFER

The discussion set forth under “Questions and Answers About the Offer” in the original prospectus is hereby amended and supplemented as follows:

Q:	What will I receive in exchange for my shares?

A:	For each outstanding share of McAfee.com Class A common stock that you validly tender and do not properly withdraw, you will receive 0.90 of a share of Network Associates common stock. You will not receive any fractional Network Associates shares. Instead, the exchange agent for the offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your account. The cash proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you and the other tendering stockholders on a pro rata basis, net of commissions.

Q:	Why did you increase the exchange ratio?

A:	Our offer is being made directly to the McAfee.com stockholders. We increased the exchange ratio to make it more attractive to McAfee.com stockholders.

Q:	What are the potential benefits of this offer to McAfee.com stockholders?

A:	We believe that this offer should be attractive to McAfee.com stockholders for the reasons described in the original prospectus and this prospectus supplement, as well as the following reasons:

•	The exchange ratio of 0.90 of a share of Network Associates common stock for each share of McAfee.com Class A common stock represents a 15% increase over our original offer of 0.78 of a share of Network Associates common stock for each share of McAfee.com Class A common stock;

•	The ability of McAfee.com’s stockholders, through ownership of Network Associates common stock, to participate in McAfee.com’s business and Network Associates’ other businesses; and

•	McAfee.com stockholders will receive a more liquid security. The market for McAfee.com stock is illiquid compared to the market in Network Associates’ common stock. Network Associates’ common stock trades on the New York Stock Exchange, or NYSE, with a significantly higher average daily volume than that for McAfee.com’s stock.

Q:	Has the McAfee.com special committee recommended that I tender my shares in the offer?

A:	McAfee.com announced that the McAfee.com special committee has offered its opinion that the exchange ratio in our amended offer is inadequate. A special committee of outside and independent directors was formed because two of McAfee.com’s directors, George Samenuk and Stephen Richards, are also officers and/or directors of Network Associates, and a third McAfee.com director, Srivats Sampath, also has a conflict of interest in regard to the exchange offer.

Q:	Did Network Associates seek the approval of, or negotiate the terms of, this offer or the merger with McAfee.com or the McAfee.com special committee?

A:	We did communicate our increased offer to the members of the McAfee.com special committee for their consideration and approval. However, the approval or negotiation of our offer by the special committee is not required as we are making our offer directly to you as a McAfee.com stockholder.

Q:	Can I still tender my McAfee.com shares if the McAfee.com special committee does not recommend the offer?

A:	Yes. We encourage you to tender your shares in the offer after considering the information contained in the original exchange offer prospectus and this prospectus supplement.

Q:	Do I need a new letter of transmittal to exchange my shares in the amended offer?

A:	No. McAfee.com stockholders who wish to tender their shares but have not done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to you. That letter of transmittal remains effective for the offer at the increased exchange ratio.

Q:	Has the expiration date of the offer been changed?

A:	The expiration date of 12:00 midnight, Eastern Time, on July 30, 2002 has not been changed.

Q:	How do the conditions of this offer differ from those contained in the offer previously recommended by the McAfee.com special committee?

A:	The conditions are essentially identical. We did, however, modify the current conditions to ensure that (1) you, as a McAfee.com stockholder, are provided an opportunity to consider our offer without the McAfee.com board implementing structural impediments to the offer and (2) McAfee.com is operated in the ordinary course consistent with past practices during the pendency of our offer.

Q:	What is the nature of the intercompany conflicts with McAfee.com?

A:	McAfee.com is principally an ASP providing anti-virus protection to consumers over the Internet. Since March 2001, McAfee.com has also offered products and services to small to medium-sized businesses. We also offer anti-virus and other products that compete with McAfee.com’s products in these markets. Each company has alleged violations by the other company of the intercompany arrangements. For a description of our intercompany arrangements, including our reseller agreements, see “Relationship Between McAfee.com and Network Associates — Intercompany Arrangements” on page 53 of the original prospectus.

Q.	How have the parties sought to resolve these alleged disputes?

A.	We previously agreed with McAfee.com to a business mediation of the boundaries of our relationship. McAfee.com later sought to change the scope of the mediation. In addition we agreed to audit all alleged infractions under our intercompany arrangements by both companies. Notwithstanding this understanding, McAfee.com subsequently produced an audit work plan focusing exclusively on alleged infractions of the intercompany arrangements by Network Associates.

Q:	What is the economic magnitude of these alleged violations of the intercompany arrangements?

A:	We have investigated our respective alleged violations. Based on this investigation, we believe that the amounts involved are immaterial to each company.

Q:	Will resolution of these matters affect timing of the offer and merger?

A:	We do not believe that resolution of the alleged violations by McAfee.com or Network Associates should change the timing for, or completion of, the offer and merger.

WHERE YOU CAN FIND MORE INFORMATION

      Network Associates and McAfee.com file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy reports, proxy statements and other information filed by Network Associates and McAfee.com at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. These reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about Network Associates at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Network Associates has supplied all information contained or incorporated by reference in this document relating to Network Associates and McAfee.com Holdings Corporation. We have obtained the information contained in this document relating to McAfee.com from McAfee.com or from publicly available sources.

      COPIES OF DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM US WITHOUT CHARGE UPON REQUEST TO OUR INFORMATION AGENT, D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, 1-800-549-6746. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 23, 2002. IF YOU REQUEST ANY SUCH DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

      We have not authorized anyone to give any information or make any representation about the offer or the merger that is different from, or in addition to, that contained in the original prospectus or this prospectus supplement or in any of the materials that we have incorporated by reference into the original prospectus or this prospectus supplement. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement contains or incorporates by reference forward-looking statements. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties, including those described under “Risk Factors” on pages 14 through 18 of the original prospectus, many of which are beyond our control. Accordingly, actual results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “forecast,” “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements.

      All forward-looking statements are qualified by the risks described under “Risk Factors” in the original prospectus which, if they develop into actual events, could have a material adverse effect on the offer and the merger or on our businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus.

      We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this prospectus to reflect circumstances existing after the date of this prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

RECENT DEVELOPMENTS

      On July 10, 2002, McAfee.com announced that for the second quarter ended June 30, 2002, revenue was $20.7 million and net income was $6.4 million, or $0.13 per share – diluted.

      On July 11, 2002, Network Associates announced that for the second quarter ended June 30, 2002, consolidated net revenue was $233 million, cost of net revenue was $39.8 million, total operating costs and expenses were $166.7 million and consolidated net earnings were $21.2 million, or $0.12 per share – diluted. Excluding McAfee.com, Network Associates reported second quarter net revenue of $212.3 million and net earnings of $20.5 million, or $0.12 per share – diluted.

FINANCIAL FORECASTS

      Each of Network Associates’ and McAfee.com’s management regularly prepares and publicly announces financial forecasts regarding their anticipated operating results. Neither Network Associates, except as described below, nor McAfee.com has, to date, provided an update to their forecasts set forth below since their public dissemination. The forecasts were made on and as of the dates noted, and the inclusion of these forecasts in this prospectus should not be viewed as an update or a confirmation of those forecasts as of the date of this prospectus. Except to the extent required under applicable securities laws, neither Network Associates nor McAfee.com intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of prior public announcement of such forecasts.

Network Associates

      Set forth below are Network Associates’ financial estimates, excluding McAfee.com, for (i) revenue and pro forma earnings per share, or EPS, for the third quarter of 2002 and (ii) pro forma EPS for calendar 2002, each published by Network Associates in a press release on July 11, 2002 and in a publicly available conference call on the same date. Guidance for pro forma EPS excludes interest expense on Network Associates’ convertible debt, amortization expense, compensation charges relating to employee stock options, and one-time charges.

Revenue
Third Quarter 2002	$205 million to $215 million
Pro Forma EPS
Third Quarter 2002	$0.11 to $0.13
Calendar 2002	$0.50 to $0.55

      Network Associates did not provide guidance for the consolidated entity including McAfee.com. For calendar 2002, excluding McAfee.com, in its July 11, 2002 press release and on its publicly available conference call, Network Associates indicated that it expected revenues at the lower end of its revenue guidance made public on April 11, 2002.

McAfee.com

      Set forth below are McAfee.com’s financial estimates for the third quarter of 2002 and calendar 2002 for revenue and pro forma EPS disclosed on a conference call by McAfee.com on July 10, 2002. Guidance for pro forma EPS excludes amortization expense, compensation charges or credits relating to employee stock options, and charges relating to the exchange offer.

Revenue
Third Quarter 2002	$22 million
Calendar 2002	$84 million to $85 million
Pro Forma EPS
Third Quarter 2002	$0.10
Calendar 2002	$0.37 to $0.38

      The above Network Associates guidance has not been adjusted to give effect to the offer or merger. If the offer and merger are completed, Network Associates expects to incur one-time charges in connection with integration and other activities and also expects to incur significant non-cash charges in connection with the assumption of vested and unvested options to acquire shares of McAfee.com common stock. See “Risk Factors — We may incur integration and restructuring costs and other charges” on page 14 of the original prospectus.

      The financial forecasts included in this prospectus supplement have been prepared by, and are the responsibility of, Network Associates’ and McAfee.com’s management, as applicable. PricewaterhouseCoopers LLP has neither examined nor compiled these forecasts and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in the original prospectus relate to the historical financial statements of Network Associates and McAfee.com. The reports do not extend to Network Associates’ or McAfee.com’s financial forecasts set forth above and should not be read to do so.

COMPARATIVE PER SHARE DATA

      The section of the original prospectus entitled “Comparative Per Share Data” is amended (giving effect to the increase in the exchange ratio from 0.78 to 0.90) and restated as follows:

      The following table presents the Network Associates and McAfee.com historical and pro forma combined and McAfee.com pro forma equivalent per share data as of and for the twelve months ended December 31, 2001 and the three months ended March 31, 2002. The information presented should be read in conjunction with the historical financial statements and related notes thereto of Network Associates and McAfee.com and the selected historical financial data including the notes thereto, each incorporated by reference in or included elsewhere in the original prospectus. Comparative pro forma data have been included for comparative purposes only and do not purport to be indicative of (i) the results of operations or financial position which actually would have been obtained if the offer and the merger had been completed at the beginning of the period or as of the date indicated or (ii) the results of operations or financial position which may be obtained in the future.

			Network
			Associates and
			McAfee.com
			Unaudited	McAfee.com
	Network		Pro Forma	Equivalent
	Associates	McAfee.com	Combined	Unaudited
	Historical	Historical	Per Share Data	Pro Forma
	Per Share Data(6)	Per Share Data	(1)(2)(3)	Per Share Data(1)

Year Ended December 31, 2001
Loss per share before extraordinary item
Basic and Diluted	$(0.74)	$(0.02)	$(0.76)	$(0.68)
Net loss per share
Basic and Diluted	$(0.73)	$(0.02)	$(0.75)	$(0.67)
Cash dividends per share of common stock	0.00	0.00	0.00	0.00
Book value per share of common stock(4)	$3.00	$1.51	$3.70	$3.33

Three Months Ended March 31, 2002
Net income per share
Basic	$0.11	$0.12	$0.10	$0.09
Diluted	0.10	0.11	0.09	0.08
Cash dividends per share of common stock	0.00	0.00	0.00	0.00
Book value per share of common stock(5)	$3.55	$1.62	$4.18	$3.77

(1)	The unaudited pro forma combined loss and book value per share of common stock are based on McAfee.com stockholders (other than Network Associates and its affiliates) receiving 0.90 of a share of Network Associates common stock for each share of McAfee.com Class A common stock. The McAfee.com equivalent unaudited pro forma per share data are calculated by multiplying the unaudited pro forma combined per share data by 0.90.

(2)	Reflects the historical operations of Network Associates and McAfee.com adjusted to reflect the impact of purchase accounting by Network Associates and the issuance of Network Associates common stock in the offer and merger.

(3)	Based on the stock price of Network Associates as of July 15, 2002 and the exchange ratio of 0.90 of a share, we have estimated a purchase price of approximately $137.9 million. For purposes of the calculation of pro forma combined net loss per share, we have performed a preliminary allocation of this purchase price and estimated a useful life for the resulting identifiable intangibles. We have estimated that approximately $20 million will be allocated to the minority share of intangibles, primarily purchased technology, tradenames, website and customer contracts and lists, and have estimated the useful lives of these intangibles to be between 2 and 3 years. In addition, we have provided for an estimated deferred tax liability of approximately $8 million in respect of these intangibles. Of the total estimated purchase price, approximately $106.5 million is estimated to be recorded as goodwill, which will not be subject to amortization. The purchase price and associated allocation is estimated based on facts and circumstances as of the date of this prospectus. Upon completion of the offer and merger, we will perform a more detailed purchase price allocation. We have also included within pro forma combined net income (loss) per share an adjustment for amortization of estimated stock compensation to be recorded as a result of the assumption of McAfee.com options in the merger of approximately $9.7 million and $1.1 million for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, together with an associated tax benefit of approximately $3.9 million and $0.4 million, respectively. Pro forma combined net loss per share excludes an estimated stock-based compensation charge of approximately $4.9 million related to vested McAfee.com option, which will be assumed by us.

(4)	Book value per share of common stock at December 31, 2001 is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of December 31, 2001 of 140.7 million and of 47.5 million for Network Associates and McAfee.com, respectively. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding as of December 31, 2001.

(5)	Book value per share of common stock at March 31, 2002 is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of March 31, 2002 of 146.8 million and of 47.8 million for Network Associates and McAfee.com, respectively. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding as of March 31, 2002.

(6)	We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 during the three months ended March 31, 2002 and ceased to amortize approximately $156.9 million of goodwill. We had recorded approximately $51.1 million of amortization on these amounts during 2001. The effect of goodwill amortization, net of tax, was $0.35 per share in 2001.

COMPARATIVE MARKET VALUE

      The section of the original prospectus entitled “Comparative Market Value” is amended (giving effect to the increase in the exchange ratio from 0.78 to 0.90) and restated as follows:

      The following table sets forth:

•	the closing prices per share and aggregate market value of Network Associates common stock on the New York Stock Exchange and of McAfee.com common stock on the Nasdaq National Market, on June 28, 2002, the last trading day prior to the public announcement of the offer, and on July 15, 2002, the last trading day prior to the public announcement of the amended offer; and

•	the equivalent price per share and equivalent market value of McAfee.com Class A common stock, based on the exchange ratio.

	Network Associates	McAfee.com	McAfee.com
	Historical	Historical	Equivalent(1)

On June 28, 2002
Closing price per share of common stock	$19.27	$14.64	$17.34
Market value of common stock(2)	$2.8 billion	$703 million	$833 million
On July 15, 2002
Closing price per share of common stock	$12.75	$10.94	$11.48
Market value of common stock(2)	$1.9 billion	$525 million	$551 million

(1)	The McAfee.com equivalent data corresponds to an exchange ratio of 0.90 of a share of Network Associates common stock for each share of McAfee.com common stock.

(2)	Market value based on 147,699,794 shares of Network Associates common stock and 48,016,198 shares of McAfee.com common stock outstanding on June 30, 2002, including the 36,000,000 shares of Class B common stock owned by Network Associates, excluding shares held in treasury.

      The market prices of shares of Network Associates common stock and McAfee.com common stock are subject to fluctuation. You are urged to obtain current market quotations. See the risk factor entitled “Because the number of Network Associates shares that you receive in the offer is fixed, the value of Network Associates shares at the time you receive them could be less than their value at the time you tender your McAfee.com shares” on page 14 of the original prospectus.

COMPARATIVE PER SHARE PRICES AND DIVIDENDS

      The section of the original prospectus entitled “Comparative Per Share Prices and Dividends” is amended and supplemented as follows:

      Set forth below are the high and low closing sales prices per share for Network Associates on the NYSE and McAfee.com on the Nasdaq National Market for 2002 through July 15, 2002, the last trading day prior to the public announcement of our amended offer.

	Network Associates
	Common Stock

	High	Low

2002:
Third Quarter (through July 15, 2002)	$19.60	$12.75
Second Quarter	$25.81	$16.29
First Quarter	$30.26	$22.23

	McAfee.com
	Common Stock

	High	Low

2002:
Third Quarter (through July 15, 2002)	$15.16	$10.94
Second Quarter	$19.97	$12.08
First Quarter	$40.98	$10.40

      You are urged to obtain current market quotations. See “Risk Factors — Because the number of Network Associates shares that you receive in the offer is fixed, the value of Network Associates shares at the time you receive them could be less than their value at the time you tender your McAfee.com shares” on page 14 of the original prospectus.

THE OFFER

Amended Terms of the Offer

      The discussion set forth in the original prospectus regarding the terms of the offer is hereby amended and supplemented as follows:

      Network Associates is offering, upon the terms and subject to the conditions set forth in the original prospectus, the related letter of transmittal and this prospectus supplement, to exchange 0.90 of a share of Network Associates common stock for each outstanding share of Class A common stock of McAfee.com that is validly tendered on or prior to the expiration date and not properly withdrawn. This exchange ratio represents a 15% increase over our original offer of 0.78 of a share of Network Associates common stock for each share of McAfee.com Class A common stock.

      The term “expiration date” means 12:00 midnight, Eastern Time, on July 30, 2002, unless we extend the period of time for which this offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

      Except for the increase in the exchange ratio, all other terms of the offer and the related merger remain the same.

Procedure for Tendering Shares

      Stockholders who have already tendered their McAfee.com shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Network Associates shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer.

      Stockholders who wish to tender McAfee.com shares but have not yet done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective, subject to the terms of the original prospectus and this prospectus supplement, for the offer at the increased exchange ratio. Tendering stockholders are entitled to withdraw tendered shares until 12:00 midnight, Eastern Time, on Tuesday, July 30, 2002.

BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER

Background and Contacts

      The discussion set forth in the original prospectus under “Background and Reasons for the Offer and the Merger — Background and Contacts” is hereby amended and supplemented as follows:

      The special committee of the McAfee.com board of directors is comprised of independent and outside directors: Mr. Frank Gill and Dr. Richard Schell. The McAfee.com special committee retained Morgan Stanley & Co., Incorporated, or Morgan Stanley, as its financial advisor and the law firm of Skadden, Arps, Slate, Meagher & Flom, LLP, or Skadden, Arps, as its legal counsel.

      The three remaining McAfee.com directors are Srivats Sampath, McAfee.com’s chief executive officer, Mr. George Samenuk, Network Associates’ chief executive officer, and Mr. Stephen Richards, Network Associates chief operating officer and chief financial officer.

      Network Associates retained JP Morgan Securities, Inc., or JPMorgan, as its financial advisor, and the law firm of Wilson Sonsini Goodrich & Rosati, P.C., or WSGR, as its legal counsel.

      In the week following the commencement of our offer on July 2, 2002, representatives of WSGR contacted representatives of Skadden, Arps several times to discuss the scheduling of mutual due diligence, including diligence relating to the status of the SEC’s formal investigation involving Network Associates. Representatives of Skadden, Arps on behalf of the McAfee.com special committee declined.

      On July 5, 2002, Mr. Gill and Mr. Samenuk had a brief conversation regarding the offer. This discussion was inconclusive.

      On July 5, 2002, representatives of WSGR made a telephonic request to representatives of Skadden, Arps that WSGR representatives should be present, on behalf of Network Associates, at the McAfee.com board meeting scheduled for July 8, 2002 if the agenda of the meeting included consideration of structural defenses relating to the offer, including the adoption of a stockholder rights plan. Representatives of Skadden, Arps declined this request.

      On July 8, 2002, McAfee.com held a regularly scheduled board meeting. Also attending were representatives of Morgan Stanley and Skadden, Arps. During the meeting, representatives of Skadden, Arps and Morgan Stanley discussed the adoption of a stockholder rights plan and a follow-on public offering by McAfee.com of up to $100 million of its Class A common stock. A discussion ensued. Either of these actions, if taken, would constitute an impermissible structural defense triggering the conditions of our offer. With respect to the stockholder rights plan, and as part of these discussions, Mr. Richards objected to the adoption of a stockholder rights plan and noted that Network Associates had concluded, among other things, that adoption of the stockholder rights plan as discussed was unenforceable and, more importantly, that the adoption of a stockholder rights plan would constitute an impermissible dilution of Network Associates’ position as a majority stockholder. No action was taken by the McAfee.com board on either of these matters.

      Also discussed at the July 8, 2002 McAfee.com board meeting were intercompany issues between Network Associates and McAfee.com and a means by which to resolve these issues. Mr. Sampath from time to time has acknowledged that there are issues from both companies’ perspective under the intercompany arrangements. However, matters presented by Mr. Sampath at this meeting addressed only possible violations by Network Associates and an audit of Network Associates’ activities, but did not address alleged violations by McAfee.com or an audit of McAfee.com’s activities. No action was taken on these matters.

      On July 9, 2002, the Network Associates board held a regularly scheduled board meeting. At this meeting, the Network Associates board received an update regarding the offer from senior management. Following this update and on the basis of a number of factors, as described below, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk and Mr. Robert Pangia as the committee members. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (i) increase the exchange ratio in the offer and (ii) change the conditions of the offer, in each case consistent with guidance given by the board. Approval of any such increase in the exchange ratio was conditioned on the pricing committee’s prior receipt of confirmation from JPMorgan that the exchange ratio in the offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view.

      On July 10, 2002, following the closing of market trading, McAfee.com announced its operating results for the second quarter ended June 30, 2002. On July 11, 2002, before the opening of market trading, Network Associates announced its operating results for the second quarter ended June 30, 2002. See “Recent Developments.”

      On July 12, 2002, Mr. Samenuk telephoned Mr. Gill regarding the offer. During this conversation, Mr. Gill suggested that the market did not appropriately value McAfee.com’s stock because McAfee.com’s shares had traded based on the value of Network Associates common stock and that an exchange ratio of 1.5 shares of Network Associates common stock was appropriate. Mr. Samenuk rejected this proposed exchange ratio and valuation methodology out of hand. During this conversation, among other things, Mr. Samenuk did, however, indicate that Network Associates was prepared to increase the exchange ratio in the offer to 0.85 of a share of Network Associates stock for each share of McAfee.com Class A common stock, assuming that the special committee was prepared to recommend the offer and neither the McAfee.com board nor special committee took any action to cause the conditions of the offer not to be satisfied.

      On July 13, 2002, the McAfee.com board held a special meeting telephonically. No action was taken at this meeting. During this meeting, it was communicated to Mr. Samenuk by Dr. Schell and representatives of Skadden, Arps that (i) the McAfee.com special committee had rejected as inadequate our offer of 0.78, and any potential increase of our offer to 0.85, of a share of Network Associates common stock for each share of

McAfee.com Class A common stock and (ii) the agenda for the McAfee.com board meeting scheduled for July 15 would include a proposal to adopt a stockholder rights plan.

      Later on the afternoon of July 13, 2002, representatives of JPMorgan contacted representatives of Morgan Stanley to discuss Morgan Stanley’s views as to a valuation for McAfee.com common stock. These conversations were inconclusive with JPMorgan disagreeing as to both the valuation methodology employed by Morgan Stanley and the selection of comparable companies. Morgan Stanley’s methodology, among other things, sought to create a hypothetical unaffected valuation for McAfee.com shares based on (i) McAfee.com’s share price prior to announcement of our original offer on March 18, 2002 and (ii) the market performance of a bundle, or index, of supposedly comparable companies, including eBay and PayPal, since our original offer was announced, with an additional premium being attached by Morgan Stanley to that hypothetical valuation.

      On the morning of July 14, 2002, members of Network Associates senior management conferred with representatives of JPMorgan and WSGR to review the status of events and Morgan Stanley’s purported valuation methodology (including the creation of a “hypothetical unaffected value” for McAfee.com common stock based on the index of comparable companies, the inclusion of eBay in the comparable company group and the application of a premium to this hypothetical valuation). Following this meeting, Mr. Samenuk conferred with Mr. Pangia, the other member of the Network Associates pricing committee.

      Later on July 14, 2002, Mr. Samenuk contacted Mr. Gill by telephone. During their conversation, Mr. Samenuk indicated (i) that an offer of 0.85 was an attractive offer even under Morgan Stanley’s methodology, particularly with the exclusion of eBay as a comparable company; (ii) Network Associates believed that it was inadvisable and inappropriate for the McAfee.com board to adopt a stockholder rights plan or other structural defenses; and (iii) that adoption of a stockholder rights plan or other structural defenses would not end Network Associates’ efforts to seek a recombination. Mr. Samenuk indicated that adoption of a stockholder rights plan or other structural defenses would only deprive McAfee.com stockholders of the right to consider the offer. Mr. Gill indicated that the special committee would be conferring with Morgan Stanley the next morning and that Mr. Gill and Mr. Samenuk should speak after that conversation and prior to the McAfee.com board meeting scheduled for the next morning.

      On the morning of July 15, 2002, Mr. Gill and Mr. Samenuk held a brief telephonic conversation during which they reviewed the status of events. Mr. Samenuk again raised Network Associates’ objections to both the special committee’s purported value for McAfee.com common stock and the adoption of any structural defenses that would prohibit McAfee.com stockholders from considering the offer for themselves. During the conversation, Mr. Samenuk indicated that Network Associates was prepared to increase the exchange ratio of the offer to 0.90 of a share.

      Later on the morning of July 15, 2002, the McAfee.com board convened. Also present were representatives of Skadden, Arps and Morgan Stanley. Mr. Samenuk and Mr. Richards renewed Network Associates’ continued objections to the adoption of any structural defenses to the offer. During the meeting, members of the McAfee.com special committee indicated that the special committee would not recommend the offer as increased. However, at an exchange ratio of 0.90 of a share, the special committee would not recommend the adoption of, and the McAfee.com board would not adopt, any structural defenses that would prohibit the consideration of the offer by the McAfee.com stockholders.

      On July 15, 2002, we issued a press release announcing that we were increasing the exchange ratio in our offer to 0.90 of a share of Network Associates common stock for each share of McAfee.com common stock.

      On July 16, 2002, McAfee.com announced that its special committee had recommended that McAfee.com stockholders reject our amended offer.

JP Morgan Opinion

      The discussion set forth in the original prospectus under “Background and Reasons for the Offer and the Merger — JP Morgan Opinion” is amended and supplemented as follows:

      In connection with the amended offer and increase in the exchange ratio to 0.90 of a share, on July 14, 2002, JPMorgan delivered to George Samenuk, in his capacity as a member of the pricing committee of our board of directors, oral confirmation, which was subsequently confirmed in writing to our board of directors, to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio made to the stockholders of McAfee.com in the amended offer and merger was fair to us, from a financial point of view. The full text of JPMorgan’s opinion is attached as Exhibit 99.9 to the registration statement of which this prospectus supplement forms a part.

Stockholder Litigation

      The discussion set forth in the original prospectus under “Background and Reasons for the Offer and the Merger — Stockholder Litigation” is hereby amended and supplemented as follows:

      In connection with Network Associates’ previous exchange offer for the outstanding shares of McAfee.com, which offer was withdrawn on April 25, 2002, several putative class action lawsuits were filed against Network Associates, McAfee.com and the directors of McAfee.com alleging that the defendants breached their fiduciary duties to McAfee.com’s stockholders by, among other things, making an inadequate offer to acquire the publicly held shares of McAfee.com. The lawsuits filed in the Delaware Court of Chancery on March 18, 2002, which were encaptioned Bank v. McAfee.com Corp., et al., Civil Action No. 19481-NC; Birnbaum v. Sampath, et al., Civil Action No. 19482-NC; Brown v. Sampath, et al., Civil Action No. 19483-NC; Chin v. McAfee.com Corp., et al.,Civil Action No. 19484-NC; Monastero v. Sampath, et al., Civil Action No. 19485-NC; and Ebner v. Sampath, et al., Civil Action No. 19487-NC, were consolidated into a single case (the “Consolidated Action”) by court order dated April 9, 2002.

      On July 8, 2002, after Network Associates announced its renewed exchange offer for the outstanding shares of McAfee.com, plaintiffs amended the complaint in the Consolidated Action. The second amended complaint asserts claims against defendants for breach of fiduciary duty on the grounds that (i) the price at which Network Associates proposes to consummate the current exchange offer purportedly is unfair and inadequate, and (ii) defendants purportedly have failed to disclose information material to assessing the propriety of the exchange offer. The plaintiffs seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transaction contemplated by the offer.

      On July 9, 2002, the Delaware Court of Chancery granted plaintiffs’ request for expedited discovery and set a hearing on plaintiffs’ application for a preliminary injunction for July 23, 2002. Network Associates believes that the lawsuit is without merit and intends to vigorously defend the case.

      On July 1, 2002, a putative class action lawsuit was filed in the Superior Court of the State of California, County of Santa Clara, against Network Associates and various officers and directors of McAfee.com. The California action is captioned Peyton v. Richards, et al., Case No. CV809111. The complaint generally alleges that (i) the defendant directors of McAfee.com are liable for breach of fiduciary duty because they failed to maximize the price of Network Associates’ exchange offer, and (ii) defendant Network Associates aided and abetted these breaches of fiduciary duty by structuring the exchange offer on terms preferential to Network Associates. The plaintiff seeks, among other things, to enjoin or rescind the transaction contemplated by the offer, to recover costs, and to impose a constructive trust upon any benefits improperly received by defendants.

      On July 5, 2002, the plaintiff in the California action applied to the court for expedited discovery and an expedited hearing on its anticipated application for a temporary restraining order. The defendants opposed plaintiff’s application, and on July 9, 2002 the court denied plaintiff’s application.

      Network Associates believes that the lawsuit is without merit and intends to vigorously defend the case.

      The descriptions of these actions are qualified in their entirety by reference to the allegations in the related complaints, which we have filed with the SEC and which we incorporate by reference into this prospectus.

      Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for McAfee.com shares and any other required documents should be sent or delivered by each McAfee.com stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below:

The Exchange Agent for the offer is:

EQUISERVE TRUST COMPANY, N.A.

By Mail:	By Facsimile:	By Hand:
PO Box 43014 Providence, RI 02940-3014	781-575-2901 or	c/o Securities Transfer and Reporting Services Inc
	781-575-2232	100 William Street — Galleria New York, NY 10038

Confirm Facsimile by Telephone:

781-575-3120

By Overnight Courier:

150 Royall Street

Canton, MA 02021

      Questions or requests for assistance or additional copies of the original prospectus, this prospectus supplement, the letter of transmittal or other documents related to this offer to exchange may be directed to the information agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the offer is:

D.F. KING & CO., INC.

77 Water Street
New York, New York 10005
Call toll-free: 800-549-6746
Call collect: 212-269-5550 (Bankers and Brokers)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      The following documents are exhibits to the Registration Statement:

Item 21.     Exhibits

Exhibit
Number	Description of Document

3.1	Second Amended and Restated Certificate of Incorporation of Networks Associates, Inc., as amended December 1, 1997 (incorporated by reference to Exhibit 3.1 to the Registration Statement No. 333-48593 of Registrant on Form S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
3.2	Amended and Restated Bylaws of Networks Associates, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the period ended June 30, 2001 filed with the Commission on August 6, 2001).
3.3	Certificate of Designation of Series B Participating Preferred Stock of the Registrant (incorporated by reference to the Registrant’s registration statement on Form 8-A filed with the Commission on October 22, 1998).
3.4	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
3.5	Amended and Restated Bylaws of McAfee.com Corporation (incorporated by reference to Exhibit 3.2 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the validity of the Network Associates common stock registered hereunder and as to tax matters.
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to tax matters (included in Exhibit 5.1).
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).
24.1*	Power of Attorney.
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from Network Associates to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Summary Advertisement as published in The Wall Street Journal on July 2, 2002.
99.7*	Request from Networks Associates, Inc. dated July 2, 2002 for stockholder list of McAfee.com.
99.8*	Press release of Network Associates announcing commencement of the offer, dated July 2, 2002.
99.9	Opinion of JP Morgan Securities, Inc. dated July 14, 2002.

Exhibit
Number	Description of Document

99.10	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.11	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.12	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.13	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.14	Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard Schell, George Samenuk, Frank C. Gill, and Network Associates, Inc. (Case No. CV 809111), filed July 1, 2002 in the Superior Court of the State of California, County of Santa Clara (incorporated by reference to exhibit (a)(10) to the Amendment No. 1 to the Schedule TO filed by Network Associates with the Commission on July 5, 2002).
99.15	Press release issued by Network Associates on July 15, 2002 announcing the increase in the exchange ratio.

*	Previously filed

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 16th day of July, 2002.

NETWORKS ASSOCIATES, INC.

By:	/s/ STEPHEN C. RICHARDS

Stephen C. Richards
Chief Operating Officer and Chief
Financial Officer

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GEORGE SAMENUK* George Samenuk	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 16, 2002

/s/ STEPHEN C. RICHARDS Stephen C. Richards	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer) and Attorney-in-Fact	July 16, 2002

/s/ LESLIE G. DENEND* Leslie G. Denend	Director	July 16, 2002

/s/ ROBERT M. DUTKOWSKY* Robert M. Dutkowsky	Director	July 16, 2002

/s/ ROBERT PANGIA* Robert Pangia	Director	July 16, 2002

/s/ LIANE WILSON* Liane Wilson	Director	July 16, 2002

* /s/ STEPHEN C. RICHARDS Stephen C. Richards, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Document

3.1	Second Amended and Restated Certificate of Incorporation of Networks Associates, Inc., as amended December 1, 1997 (incorporated by reference to Exhibit 3.1 to the Registration Statement No. 333-48593 of Registrant on Form S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
3.2	Amended and Restated Bylaws of Networks Associates, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the period ended June 30, 2001 filed with the Commission on August 6, 2001).
3.3	Certificate of Designation of Series B Participating Preferred Stock of the Registrant (incorporated by reference to the Registrant’s registration statement on Form 8-A filed with the Commission on October 22, 1998).
3.4	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
3.5	Amended and Restated Bylaws of McAfee.com Corporation (incorporated by reference to Exhibit 3.2 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the validity of the Network Associates common stock registered hereunder and as to tax matters.
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to tax matters (included in Exhibit 5.1).
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
24.1*	Power of Attorney.
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from Network Associates to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Summary Advertisement as published in The Wall Street Journal on July 2, 2002.
99.7*	Request from Networks Associates, Inc. dated July 2, 2002 for stockholder list of McAfee.com.
99.8*	Press release of Network Associates announcing commencement of the offer, dated July 2, 2002.
99.9	Opinion of JP Morgan Securities, Inc. dated July 14, 2002.
99.10	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.11	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.12	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).

Exhibit
Number	Description of Document

99.13	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.14	Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard Schell, George Samenuk, Frank C. Gill, and Network Associates, Inc. (Case No. CV 809111), filed July 1, 2002 in the Superior Court of the State of California, County of Santa Clara (incorporated by reference to exhibit (a)(10) to the Amendment No. 1 to the Schedule TO filed by Network Associates with the Commission on July 5, 2002).
99.15	Press release issued by Network Associates on July 15, 2002 announcing the increase in the exchange ratio.

*	Previously filed